Exhibit 13

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED BALANCE SHEETS

(Dollars and units in thousands)

	September 30, 2004 (Unaudited)	December 31, 2003
ASSETS
Property and equipment	$2,572,234	$2,481,752
Accumulated depreciation	(490,435)	(446,032)

	2,081,799	2,035,720
Assets held for sale	7,786	51,169
Investment in affiliate	15,000	15,000
Prepaid expenses and other assets	44,016	47,033
Insurance claim receivable	63,071	—
Accounts receivable, net of allowance for doubtful accounts of $5,043 and $2,040	64,404	64,709
Restricted cash	59,710	42,523
Cash and cash equivalents – unrestricted	117,787	230,876

	$2,453,573	$2,487,030

LIABILITIES AND PARTNERS’ CAPITAL
Long-term debt	$1,374,108	$1,381,555
Notes payable to MeriStar Hospitality Corporation	207,658	256,473
Accounts payable and accrued expenses	87,596	80,014
Accrued interest	36,382	46,813
Due to Interstate Hotels & Resorts	19,362	16,411
Other liabilities	9,573	11,045

Total liabilities	1,734,679	1,792,311

Minority interests	2,432	2,496
Redeemable OP units at redemption value, 2,298 and 3,510 outstanding	12,523	35,926
Partners’ capital – Common OP units, 87,370 and 66,790 issued and outstanding	703,939	656,297

	$2,453,573	$2,487,030

See accompanying notes to the unaudited consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

UNAUDITED

(Dollars in thousands, except per unit amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Revenue:
Hotel operations:
Rooms	$128,309	$121,037	$401,815	$384,329
Food and beverage	47,043	44,250	156,261	150,842
Other hotel operations	13,981	15,696	48,194	51,314
Office rental, parking and other revenue	1,443	1,958	4,071	4,502

Total revenue	190,776	182,941	610,341	590,987

Hotel operating expenses:
Rooms	35,295	32,856	102,072	95,097
Food and beverage	37,966	35,171	117,109	110,131
Other hotel operating expenses	9,676	9,584	30,645	29,798
Office rental, parking and other expenses	682	933	1,938	2,161
Other operating expenses:
General and administrative, hotel	32,202	30,013	97,172	92,138
General and administrative, corporate	2,520	2,621	9,625	8,721
Property operating costs	31,299	30,305	93,056	88,893
Depreciation and amortization	25,756	23,166	76,198	70,962
Property taxes, insurance and other	13,605	14,960	45,958	48,901
Hurricane cost recoveries, net of expenses	(5,345)	—	(5,345)	—
Loss on asset impairments	1,845	4,736	3,680	42,050

Operating expenses	185,501	184,345	572,108	588,852

Preferred return on investment in MIP	1,600	1,600	4,800	5,769

Operating income	6,875	196	43,033	7,904
Minority interest	40	—	65	(6)
Interest expense, net	(30,994)	(35,199)	(95,586)	(102,386)
(Loss) gain on early extinguishments of debt	—	4,574	(7,903)	4,574

Loss before income taxes and discontinued operations	(24,079)	(30,429)	(60,391)	(89,914)
Income tax (expense) benefit	212	120	537	(1,783)

Loss from continuing operations	(23,867)	(30,309)	(59,854)	(91,697)

Discontinued operations:
Loss from discontinued operations	(3,703)	(20,920)	(20,804)	(251,413)
Income tax (expense) benefit	32	184	183	2,212

Loss from discontinued operations	(3,671)	(20,736)	(20,621)	(249,201)

Net loss	$(27,538)	$(51,045)	$(80,475)	$(340,898)

Preferred distributions	—	(141)	(141)	(424)

Net loss applicable to common unitholders	$(27,538)	$(51,186)	$(80,616)	$(341,322)

Net loss applicable to general partner unitholders	$(26,812)	$(48,265)	$(78,255)	$(319,974)

Net loss applicable to limited partner unitholders	$(726)	$(2,921)	$(2,361)	$(21,348)

Basic and Diluted Loss per unit:
Loss from continuing operations	$(0.27)	$(0.60)	$(0.73)	$(1.86)
Loss from discontinued operations	(0.04)	(0.41)	(0.25)	(5.03)

Net loss per basic and diluted unit	$(0.31)	$(1.01)	$(0.98)	$(6.89)

See accompanying notes to the unaudited consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

(Dollars in thousands)

	Nine Months Ended September 30,
	2004	2003
Operating activities:
Net loss	$(80,475)	$(340,898)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	77,983	84,095
Loss on asset impairments	10,022	285,677
Loss on sale of assets, before tax effect	13,762	2,772
Loss (gain) on early extinguishments of debt	7,903	(4,574)
Minority interests	(65)	6
Amortization of unearned and adjustment to stock-based compensation	(3,845)	2,380
Change in value of interest rate swaps	—	(3,977)
Deferred income taxes	(357)	(1,848)
Changes in operating assets and liabilities:
Accounts receivable	471	(7,641)
Prepaid expenses and other assets	8,985	2,763
Due from/to Interstate Hotels & Resorts	(9,058)	(4,531)
Accounts payable, accrued expenses, accrued interest and other liabilities	(19,482)	(19,503)

Net cash provided by (used in) operating activities	5,844	(5,279)

Investing activities:
Acquisition of hotels, net of cash acquired of $4.1 million	(182,375)	—
Capital expenditures for property and equipment	(85,632)	(21,826)
Deposit on investment in hotel	(7,500)	—
Proceeds from sales of assets	119,323	74,470
Purchases of marketable securities	—	(18,040)
Sales of marketable securities	—	17,040
Net payments from (advances to) Interstate Hotels & Resorts	—	42,052
(Increase) decrease in restricted cash	(17,187)	(18,038)
Costs associated with disposition program and other, net	(5,653)	(299)

Net cash (used in) provided by investing activities	(179,024)	75,359

Financing activities:
Prepayments on long-term debt	(105,049)	—
Scheduled payments on long-term debt	(6,991)	(179,309)
Proceeds from debt issuance, net of issuance costs	109,700	263,487
Distributions to minority investors	(141)	(424)
Contributions from partners	72,261	82,920
Purchase of limited partnership unit	(8,690)	(65)
Other	(367)	—

Net cash provided by financing activities	60,723	166,609

Effect of exchange rate changes on cash and cash equivalents	(632)	(304)

Net (decrease) increase in cash and cash equivalents	(113,089)	236,385
Cash and cash equivalents, beginning of period	230,876	33,889

Cash and cash equivalents, end of period	$117,787	$270,274

Supplemental Cash Flow Information
Cash paid for interest and income taxes:
Interest, net of capitalized interest	$106,559	$118,739
Income taxes	$357	$1,920
Non-cash investing and financing activities:
Property damage insurance claim receivable	$60,000	—
Notes payable to MeriStar Hospitality redeemed in exchange for Common OP Units	$49,213	$18,000
Mortgage foreclosure	$11,141	—
Change in fair value of interest rate swaps	$2,343	—
Redemption of OP units	$606	$20,116

See accompanying notes to the unaudited consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

1.	Organization

MeriStar Hospitality Operating Partnership, L.P. is the subsidiary operating partnership of MeriStar Hospitality Corporation (“MeriStar Hospitality”), which is a real estate investment trust, or REIT. We own a portfolio of primarily upper upscale, full-service hotels and resorts in the United States. Our portfolio is diversified geographically as well as by franchise and brand affiliations. As of September 30, 2004, we owned 76 hotels with 21,210 rooms, all of which were leased by our taxable subsidiaries. As of September 30, 2004, 74 hotels were managed by Interstate Hotels & Resorts, Inc. (“Interstate Hotels”), one hotel was managed by The Ritz-Carlton Hotel Company, LLC (“Ritz-Carlton”), a subsidiary of Marriott International, Inc., and one hotel was managed by another subsidiary of Marriott International, Inc. (“Marriott”) (collectively with Interstate Hotels, the “Managers”).

The Managers operate our 76 hotels pursuant to management agreements with our taxable subsidiaries. Under these management agreements, the taxable subsidiaries pay a management fee for each property to the Manager of their hotels. The taxable subsidiaries in turn make rental payments to our subsidiary operating partnership under the participating leases.

Under the Interstate Hotels management agreements, the base management fee is 2.5% of total hotel revenue, plus incentive payments based on meeting performance thresholds that could total up to an additional 1.5% of total hotel revenue. The agreements have initial terms expiring on January 1, 2011 with three renewal periods of five years each at the option of Interstate Hotels, subject to some exceptions.

Under the Ritz-Carlton and Marriott management agreements, the base management fee is 3.0% and 2.5% of total hotel revenue, respectively, through 2005 and 3.0% under both thereafter, plus incentive payments based on meeting performance thresholds that could total up to an additional 2.0% of total revenue and 20% of available cash flow (as defined), respectively. The agreements have initial terms expiring in 2015 and 2024, respectively, with four and three renewal periods of 10 and five years each, respectively, at the option of Ritz-Carlton and Marriott. The Ritz-Carlton and Marriott management agreements include certain limited performance guarantees by Ritz-Carlton and Marriott which are designed primarily to provide downside performance protection and run through 2005 and up to 2008, respectively. Management expects funding under these guarantees to be minimal.

2.	Summary of Significant Accounting Policies

Interim Financial Statements. We have prepared these unaudited interim financial statements according to the rules and regulations of the United States Securities and Exchange Commission. We have omitted certain information and footnote disclosures that are normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States. These interim financial statements should be read in conjunction with the financial statements, accompanying notes and other information included in our Annual Report on Form 10-K for the year ended December 31, 2003.

In our opinion, the accompanying unaudited consolidated interim financial statements reflect all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the financial condition and results of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

Basis of Presentation and Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company, its subsidiaries and its controlled affiliates. We consolidate entities (in the absence of other factors when determining control) when we own over 50% of the voting shares of another company or, in the case of partnership investments, when we own a majority of the general partnership interest. Additionally, if we determine that we are an owner in a variable interest entity within the meaning of the Financial Accounting Standards Board, or FASB, revision to Interpretation No. 46, “Consolidation of Variable Interest Entities” and that our variable interest will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both, then we will consolidate the entity. All material intercompany transactions and balances have been eliminated in consolidation. One of our properties reports results over 13 four week periods each year. We include 12 weeks of results in each of quarters one through three and 16 weeks of results in quarter four.

Held for Sale Properties. We classify the properties we are actively marketing as held for sale once all of the following conditions are met:

•	Our board has approved the sale,

•	We have a fully executed agreement with a qualified buyer which provides for no significant outstanding or continuing obligations with the property after sale, and

•	We have a significant non-refundable deposit.

We carry properties held for sale at the lower of their carrying values or estimated fair values less costs to sell. We cease depreciation at the time the asset is classified as held for sale.

Cash and Cash Equivalents. We classify investments with original maturities of three months or less as cash equivalents. Our cash equivalents include investments in debt securities, including commercial paper, overnight repurchase agreements and money market funds.

Impairment or Disposal of Long-Lived Assets. We apply the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which require the current and prior period operating results of any asset that has been classified as held for sale or has been disposed of on or after January 1, 2002 and where we have no continuing involvement to be recorded as discontinued operations. Any gains or losses on final disposition are also included in discontinued operations.

The provisions of SFAS No. 144 also require that whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may be impaired that an analysis be performed to determine the recoverability of the asset’s carrying value. When we conclude that we expect to sell or otherwise dispose of an asset significantly before the end of its previously estimated useful life, we perform an impairment analysis on that asset (as is the case for assets we are considering for disposition). We make estimates of the undiscounted cash flows from the expected future operations or potential sale of the asset. If the analysis indicates that the carrying value is not recoverable from these estimates of cash flows, we write down the asset to estimated fair value and recognize an impairment loss. Any impairment losses we recognize on assets held for use are recorded as operating expenses. We record any impairment losses on assets held for sale as a component of discontinued operations.

Accounting for Costs Associated with Exit or Disposal Activities. We apply the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which require that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Our strategy includes the disposition of certain hotel assets, all of which are managed under agreements that typically require payments to Interstate Hotels as a result of termination. Any such liability will be recognized at the time the asset disposition is complete and a termination notice is provided to Interstate Hotels. At that time, the recognition of the termination obligation will be included in the calculation of the final gain or loss on sale. To date, we have not incurred any management agreement termination obligations other than in connection with sales of hotels. For further discussion of potential termination obligations, see “Asset Dispositions” included in Item 2 of this Quarterly Report on Form 10-Q.

Stock-Based Compensation. MeriStar Hospitality has several equity-based compensation plans. We adopted the recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, on January 1, 2003 for new stock options issued under our compensation programs sponsored by MeriStar Hospitality. As permitted by SFAS No. 148, we elected to apply the provisions prospectively, which includes recognizing compensation expense for only those stock options issued in 2003 and after. We apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for our stock options issued under our compensation programs prior to January 1, 2003. As MeriStar Hospitality granted these stock options at fair market value, no compensation cost has been recognized. For our other equity-based compensation awards, we recognize compensation expense over the vesting period based on the fair market value of the award at the date of grant for fixed plan awards, while variable plan awards are also re-measured based upon the intrinsic value of the award at each balance sheet date.

Had compensation cost been determined based on fair value at the grant date for awards granted prior to our adoption of the fair value method, our net loss and per share amounts would have been adjusted to the pro forma amounts indicated as follows (in thousands, except per unit amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Net loss, as reported	$(27,538)	$(51,045)	$(80,475)	$(340,898)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effect	336	762	1,311	2,344
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	(372)	(890)	(1,449)	(2,790)

Net loss, pro forma	$(27,574)	$(51,173)	$(80,613)	$(341,344)

Loss per unit:
Basic and Diluted, as reported	$(0.31)	$(1.01)	$(0.98)	$(6.89)
Basic and Diluted, pro forma	(0.31)	(1.01)	(0.99)	(6.90)

These pro forma compensation costs may not be representative of the actual effects on reported net loss and loss per share in future periods.

Derivative Instruments and Hedging Activities. Our interest rate risk management objective is to manage the effect of interest rate changes on earnings and cash flows. We look to manage interest rates through the use of a combination of fixed and variable rate debt. We only enter into derivative or interest rate transactions for hedging purposes. We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income based on the derivative’s effectiveness and whether the derivative has been designated as a cash flow or fair value hedge.

Acquisition of Hotels. Our hotel acquisitions consist almost exclusively of land, building, furniture, fixtures and equipment. We allocate the purchase price among these asset classes and any acquired intangible assets based upon their respective fair values as required by SFAS No. 141, “Business Combinations.”

Accounting for the Impact of the Hurricane Damage to Florida Properties. During the 2004 hurricane season, four hurricanes caused substantial damage to nine of our hotels located in Florida, as well as damage to other properties. Most of the damage at these properties resulted from Hurricane Charley. The hurricane damage or evacuation orders at several properties also caused significant business interruption, including the necessary closure of certain hotels. We have comprehensive insurance coverage for both property damage and business interruption. Our damage assessment teams, working with the adjusters for our insurance providers, are inspecting each of our affected properties and implementing restoration plans; while none of the properties were completely destroyed, several require substantial repair and reconstruction, and will remain closed until such repairs are complete. The extent of the net book value of the property damage has been preliminarily estimated to be at least $60 million, and we have recorded a net fixed asset write-off and corresponding insurance claim receivable for this amount because we believe that it is probable that the insurance recovery, net of deductibles, will exceed the net book value of the damaged assets; however, we are still assessing the impact of the hurricanes on our properties, and actual damages could vary substantially from this estimate. Changes to this estimate will be recorded in the period in which they are determined.

While we expect the insurance proceeds will be sufficient to cover most of the replacement cost of the restoration of these hotels, certain deductibles (primarily windstorm) and limitations will apply; moreover, no determination has been made as to the total amount or timing of those insurance payments and no assurance can be given as to whether those insurance payments will be sufficient to cover the costs of all the restoration of the hotels. To the extent that insurance proceeds, which are on a replacement cost basis, ultimately exceed the net book value of the damaged property, a gain will be recorded in the period when all contingencies related to the insurance claim have been resolved.

As a result of the damage caused by the hurricanes, our properties have experienced varying periods of business interruption and impacts on operations, including closure of certain hotels. We have hired consultants to assess our business interruption claims and are currently negotiating with our insurance carriers regarding coverage for these income losses sustained. To the extent that, as a result of the hurricanes, we incur expenses related to the properties for which we are entitled to a recovery under the insurance policies, when it can be demonstrated that it is probable that such insurance recovery will be realized, a receivable is recognized and is reflected as a component of operating income. Any gain resulting from business interruption insurance for lost income will not be recognized until all contingencies related to the insurance recoveries are resolved. This income recognition criteria may result in business interruption insurance recoveries being reported in a period subsequent to the period that we experience lost income from those properties, resulting in fluctuations in our net income that may be longer than normal.

Under this income recognition criteria, as of September 30, 2004, we have recorded a $73.1 million insurance claim receivable related to both property damage and business interruption recoveries combined, of which $10 million in insurance advances has been collected through September 30, 2004. We collected an additional $7.5 million advance in October 2004.

Of the $73.1 million receivable recorded, $60 million represents the write-down of net fixed assets, as discussed above. The remaining $13.1 million represents an anticipated recovery of costs incurred, and this recovery is recorded in the “Hurricane cost recoveries, net of expenses” line on our Consolidated Statements of Operations. Of our costs incurred, $7.8 million is also recorded in the “Hurricane cost recoveries, net of expenses” line on our Consolidated Statements of Operations, resulting in a $5.3 million net credit presented in this line. The remaining $5.3 million costs incurred are recorded within hotel operating expenses and other operating expenses. These costs incurred and corresponding recovery have no net impact on our operating income.

Following is a summary of hurricane related activity recorded (in millions):

Hurricane Receivable September 30, 2004

Fixed assets net book value write down	$60.0
Recovery of costs incurred	13.1
Payments received to date	(10.0)

$63.1

Costs Incurred and Recovery of Costs Incurred Three and Nine Months Ended September 30, 2004

	Hotel operating and other operating expenses	Hurricane cost recoveries, net of expenses	Net operating income impact
Costs incurred	$5.3	$7.8	$13.1
Costs recovered	—	(13.1)	(13.1)

Total	$5.3	$(5.3)	$—

Reclassifications. Certain prior period information has been reclassified to conform to the current presentation. These reclassifications have no impact on consolidated net loss.

3.	Comprehensive Loss

Comprehensive loss equaled net loss for the three months ended September 30, 2004. Comprehensive loss was $50.5 million for the three months ended September 30, 2003, which consisted of net loss ($51.0 million) and foreign currency translation adjustments.

Comprehensive loss was $79.5 million and $335.5 million for the nine months ended September 30, 2004 and 2003, respectively. Comprehensive loss consisted of net loss ($80.5 million and $340.9 million for the nine months ended September 30, 2004 and 2003, respectively) and foreign currency translation adjustments.

4.	Acquisitions

On May 10, 2004 and June 25, 2004, we acquired the 366-room Ritz-Carlton, Pentagon City in Arlington, Virginia and the 485-room Marriott Irvine in Orange County, California, respectively, for a total purchase price of $185.5 million, plus net acquisition costs and adjustments of $0.9 million.

The Ritz-Carlton, Pentagon City luxury hotel is operated by The Ritz-Carlton Hotel Company, LLC under a long-term contract. On June 30, 2004, we partially financed the acquisition through a $55.8 million fixed-rate mortgage loan, which is secured by this property, matures on June 1, 2011 and bears interest at an annual rate of 5.8%. We financed the remainder of the acquisition cost with cash on hand.

The Marriott Irvine is operated by a subsidiary of Marriott International, Inc. under a long-term contract. We financed a portion of the acquisition with a $55.5 million fixed-rate mortgage loan, which is secured by this property, matures on July 1, 2011 and bears interest at an annual rate of 5.69%. We financed the remainder of the acquisition cost with cash on hand. Because Marriott International, Inc. reports results in 13 four-week periods during the year rather than the 12 monthly periods that we employ, we will include 12 weeks of results in each of quarters one through three and 16 weeks of results in quarter four.

The acquisitions were accounted for under the purchase method of accounting, and the assets and liabilities and results of operations of the hotels have been consolidated in our financial statements since the date of purchase. On an unaudited pro forma basis, revenues, net income and basic and diluted loss per share for the three and nine months ended September 30, 2004 and 2003 would have been reported as follows if the acquisitions had occurred at the beginning of each of the respective periods (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Total revenue	$190,776	$196,098	$637,518	$633,772
Net loss	(27,538)	(51,599)	(78,310)	(340,617)
Net loss per unit:
Basic and Diluted	$(0.31)	$(1.02)	$(0.96)	$(6.88)

The following is a summary of the preliminary combined allocation of the purchase price (in thousands).

Land	$14,677
Buildings and improvements	151,733
Furniture, fixtures and equipment	17,616
Intangible	987
Net working capital	1,435

Total purchase price	$186,448

5.	Property and Equipment

Property and equipment consisted of the following (in thousands):

	September 30, 2004	December 31, 2003
Land	$245,378	$238,772
Buildings and improvements	1,949,390	1,930,155
Furniture, fixtures and equipment	286,828	284,602
Construction-in-progress	90,638	28,223

	$2,572,234	$2,481,752

For the nine months ended September 30, 2004 and 2003, we capitalized interest of $3.6 million and $2.4 million, respectively.

During the first, second and third quarters of 2004, we recognized impairment losses of $5.0 million, $2.4 million, and $2.6 million, respectively, of which $4.8 million, $0.8 million, and $0.7 million, respectively, are recorded in discontinued operations (see Note 12). While only one property was classified as held for sale as of September 30, 2004, we performed an impairment analysis on other properties which we are considering for disposition, resulting in an impairment loss of $1.9 million in continuing operations during the third quarter of 2004.

During the first, second and third quarters of 2003, we recognized impairment losses of $56.7 million, $208.0 million, and $21.0 million, respectively, of which $56.7 million, $170.6 million, and $16.3 million, respectively, are recorded in discontinued operations as of September 30, 2004 (see Note 12).

The impairment charges recorded during 2004 and 2003 were triggered by an expectation that a property would be sold significantly before the end of its estimated useful life. The impairment charges were based on our estimates of the fair value of the properties we were actively marketing based on available market data. These estimates required us to make assumptions about the sales prices that we expected to realize for each property as well as the timing of a potential sale. In making these estimates, we considered the operating results of the assets, the market for comparable properties, and quotes from brokers, among other information. In nearly all cases, our estimates reflected the results of an extensive marketing effort and negotiations with prospective buyers. Actual results could differ materially from these estimates.

On September 7, 2004, we relinquished a property to a mortgage lender upon the completion of a foreclosure proceeding initiated by the lender with our acquiescence (see Note 8). The property and the mortgage loan had a fair value and carrying value of approximately $11 million.

6.	Assets Held for Sale

At December 31, 2003, seven assets were classified as held for sale. All seven of these assets were disposed of during the first six months of 2004. At September 30, 2004, one of our 76 properties met our criteria for classification as held for sale. No other assets met the probability criteria as prescribed by SFAS No. 144 to classify them as held for sale. Assets held for sale consisted of the following (in thousands):

	September 30, 2004	December 31, 2003
Land	$966	$5,061
Buildings and improvements	6,565	43,391
Furniture, fixtures and equipment	190	2,759
Construction-in-progress	65	1,114

	7,786	52,325
Accumulated depreciation	—	(1,156)

	$7,786	$51,169

As of June 30, 2004, we had classified a property as held for sale as that property had met the criteria to be classified as such. During the third quarter of 2004, the expected sale did not close. As of September 30, 2004, the property did not meet the criteria to be classified as held for sale, and therefore has been reclassified as held for use. Upon the decision not to sell, the property was reclassified at its fair value, $7.9 million, which was less than its carrying value of $8.2 million prior to being designated as held for sale. Depreciation was resumed at that time. Results of this hotel are now presented as a component of continuing operations for all periods presented as of September 30, 2004.

7.	Investments

Investment in MIP. In 1999, we invested $40 million in MeriStar Investment Partners, L.P. (“MIP”), a joint venture established to acquire upscale, full-service hotels. Our cost-basis investment is in the form of a partnership interest, in which we earn a 16% cumulative preferred return with outstanding balances compounded quarterly. While the return on this investment is preferred and cumulative, the underlying investment ranks equally with the investments of the other investors in MIP. We recognize the return quarterly as it becomes due to us. The income, net of related expense, is recorded in a separate line item within operating activities as the operations of this investment are integral to our operations. For the nine months ended September 30, 2004 and 2003, we recognized a preferred return of $4.8 million and $5.8 million, respectively, from this investment. As of September 30, 2004 and December 31, 2003, cumulative preferred returns of $27.1 million and $19.6 million, respectively, were due from MIP. We have reserved a portion of this balance and have included the net $23.0 million and $18.2 million in accounts receivable on the accompanying consolidated balance sheets as of September 30, 2004 and December 31, 2003, respectively. We expect that any cumulative unpaid preferred returns will be paid in the future from excess cash flow above our current return, from potential partnership hotel disposition proceeds in excess of debt allocated to individual assets, and from contributions to MIP from other partner contributions. Given the current economic environment, we do not expect MIP’s operations to provide adequate cash flow in the near term for significant payment of our current returns or repayments of our cumulative unpaid preferred returns; however we expect to receive payments from MIP during the fourth quarter of 2004 resulting from planned dispositions of certain assets combined with cash flow improvements on other assets, and from contributions to MIP from other partners. We evaluate the collectibility of our preferred return based on our preference to distributions and the underlying value of the hotel properties.

While we believe that our current and cumulative returns continue to be fully collectible, during 2003, the value of our underlying investment declined due to the decline in MIP’s cash flow, particularly driven by results in four of its hotel markets. While we believe that the cash flow, and thus the value of our investment in MIP, will be recoverable over time, we expect that any such recovery will take a number of years to achieve. The accounting rules for cost basis investments require that declines in value that are other than temporary be recognized currently. Since the decline in the value of our underlying investment in MIP was other than temporary, we recognized a $25.0 million impairment loss on this investment during the fourth quarter of 2003.

Investment in Radisson Lexington Avenue Hotel. On October 1, 2004, we acquired an interest in the 705-room Radisson Lexington Avenue Hotel in Midtown Manhattan. We made a total investment of $50 million, including a loan that will yield a $5.8 million cumulative annual return and a 49.99% equity participation in the income and losses of the hotel. The investment was financed with cash on hand. The loan is secured by a pledge of the equity interests held by the borrower in an indirect parent of the owner of the hotel, and has a 10-year term. The loan is subordinate to a $150 million financial institution loan, but has priority over all equity interests. Our equity investment will not be consolidated into our results and will be accounted for under the equity method of accounting. As of September 30, 2004, we had paid a $7.5 million deposit related to this investment.

8.	Long-Term Debt

Long-term debt consisted of the following (in thousands):

	September 30, 2004	December 31, 2003
Senior unsecured notes due 2011 – 9.125%	$355,665	$400,000
Senior unsecured notes due 2008 – 9.0%	270,500	300,000
Senior unsecured notes due 2009 – 10.5%	224,187	250,000
Secured facility, due 2009	304,539	309,035
Secured facility, due 2013	99,680	100,765
Mortgage debt	125,762	27,011
Unamortized issue discount	(3,882)	(5,256)

	$1,376,451	$1,381,555
Fair value adjustment for interest rate swap	(2,343)	—

	$1,374,108	$1,381,555

Notes payable to MeriStar Hospitality	$207,930	$257,143
Unamortized issue discount	(272)	(670)

Notes payable to MeriStar Hospitality	$207,658	$256,473

Total long-term debt and notes payable to MeriStar Hospitality	$1,581,766	$1,638,028

Aggregate future maturities as of September 30, 2004 were as follows (in thousands):

2004 (three months)	$6,368
2005	11,142
2006	12,031
2007	46,945
2008	284,112
Thereafter	1,223,511

1,584,109
Fair value adjustment for interest rate swap	(2,343)

$1,581,766

As of September 30, 2004, 81% of our debt bore fixed rates of interest, and the remaining 19% bore interest at fixed rates that have been, since April 2, 2004, effectively swapped to a floating rate. Our overall weighted average interest rate was 8.39% after giving effect to the interest rate swap. Based on market prices at September 30, 2004, the fair value of our long-term debt was $1.66 billion.

Credit facility. On December 19, 2003, we entered into a new three-year $50 million senior credit facility, secured by six of our hotels, and terminated our previous credit facility. The facility bears interest at an annual rate of the London Interbank Offered Rate, or LIBOR, plus 450 basis points. As of September 30, 2004, we had no outstanding borrowings under this facility.

The facility contains financial and other restrictive covenants. Our ability to borrow under this facility is subject to compliance with financial covenants, including leverage, fixed charge coverage and interest coverage ratios and minimum net worth requirements. Our compliance with these covenants in future periods will depend substantially upon the financial results of our hotels. The agreement governing our new senior credit facility limits our ability to effect mergers, asset sales and change of control events and limits the payments of dividends other than those required for MeriStar Hospitality to maintain its status as a REIT and our ability to incur additional secured and total indebtedness. There are no ratings-based covenants in the facility.

Senior unsecured notes. During the nine months ended September 30, 2004, we repurchased from available cash $99.6 million of our senior unsecured notes, including $29.5 million of the 9.0% notes due 2008, $44.3 million of the 9.125% notes due 2011, and $25.8 million of the 10.5% notes due 2009. We recorded a loss on early extinguishment of debt of $6.2 million and wrote off deferred financing costs of $1.2 million related to these repurchases which is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

These senior unsecured notes are unsecured obligations of us and certain subsidiaries of ours, and MeriStar Hospitality guarantees payment of principal and interest on the notes. These notes contain various restrictive covenants, limiting our ability to initiate or transact certain business activities if specific financial thresholds are not achieved. One of those thresholds is having a 2 to 1 fixed charge coverage ratio (as defined in the indentures, fixed charges only include interest on debt obligations and preferred equity) in order to enter into certain types of transactions, including the repurchase of our common OP units, the issuance of any preferred equity, the payment of certain distributions, the incurrence of any additional debt, or the repayment of certain outstanding debt before it comes due. As of September 30, 2004, our fixed charge coverage ratio was significantly below 2 to 1, and therefore we were not permitted generally to enter into those transactions, except as noted below.

There are certain exceptions with respect to the incurrence of additional debt and early repayment of debt features in the indentures. We have the ability to incur up to $300 million of secured financing within restricted subsidiaries, subject to meeting other maintenance tests under the indentures, of which $194.3 million was available at September 30, 2004. We also have a general carve-out to incur $50 million of unspecified borrowings within a restricted subsidiary, of which the full amount was available at September 30, 2004. We have the ability to lever assets within an unrestricted subsidiary, such as the mortgage financing related to the acquisition of Marriott Irvine. Additionally, we are permitted to repay subordinated debt prior to its maturity from the proceeds of an equal or junior financing with a longer term than the debt refinanced, an equity offering, or a financing within an unrestricted subsidiary.

Secured facilities. We completed a $330 million non-recourse financing secured by a portfolio of 19 hotels in 1999. The loan bears a fixed annual interest rate of 8.01% and matures in 2009. The secured facility contains standard provisions that require the servicer to maintain in escrow cash balances for certain items such as property taxes and insurance. In addition, the facility contains a provision that requires our mortgage servicer to retain in escrow the excess cash from the encumbered hotels after payment of debt service (“Excess Cash”), if net hotel operating income (“NOI”) for the trailing twelve months declines below $57 million. This provision was triggered in October 2002 and will be effective until the hotels generate the minimum cash flow required for two consecutive quarters, at which time the cash being held in escrow will be released to us. As of September 30, 2004 and December 31, 2003, $33.9 million and $27.2 million, respectively, of cash was held in escrow under this provision. In July 2003, we signed an amendment to the loan agreement that permits the release of cash placed in escrow for all capital expenditures incurred on the 19 encumbered properties on or after April 1, 2003. Although the servicer will continue to retain in escrow any excess cash from the encumbered hotels, they will release cash for all capital expenditures we have incurred from April 1, 2003 through the date of the amendment and future capital expenditures we incur on the 19 properties, subject to the servicer’s review and approval. Escrowed funds totaling $25.0 million were available to fund capital expenditures under this provision as of September 30, 2004. In 2004, we received cash reimbursements of $12.8 million from the servicer related to capital expenditures incurred on the 19 encumbered properties.

The fair value adjustments for the interest rate swap agreement of net $(2.3) million that are discussed in further detail below are related to the outstanding secured facility balance of $304.5 million as of September 30, 2004.

On September 26, 2003, as permitted by the indentures governing our senior unsecured notes and senior subordinated notes, we completed a $101 million commercial mortgage-backed securities financing, secured by a portfolio of four hotels. The loan carries a fixed annual interest rate of 6.88% and matures in 2013.

Notes payable to MeriStar Hospitality. On July 1, 2003, MeriStar Hospitality completed an offering of $170 million aggregate principal amount of 9.5% convertible subordinated notes due 2010. In conjunction with this transaction, we borrowed $170 million from MeriStar Hospitality under terms matching those of the 9.5% convertible subordinated notes.

The proceeds from the new borrowing were used to repurchase $150.6 million of our $154.3 million 4.75% notes payable to MeriStar Hospitality due 2004, at varying prices, resulting in an aggregate discount of approximately $1.4 million. On October 15, 2004, the remaining $3.7 million balance of 4.75% notes payable to MeriStar Hospitality were repaid at maturity. The remaining proceeds from the issuance were also used to repurchase a portion of our 8.75% notes payable to MeriStar Hospitality due 2007.

The 8.75% notes payable to MeriStar Hospitality due 2007 are unsecured obligations, and provide for semi-annual payments of interest each February 15 and August 15. The related indenture contains various restrictive covenants, which are similar to those in our senior unsecured notes.

During the nine months ended September 30, 2004, we retired $49.2 million of our 8.75% notes payable to MeriStar Hospitality due 2007 (plus $0.9 million of accrued interest) through the issuance of 8,138,728 common OP units. We recorded a loss on early extinguishment of debt of $1.7 million.

Mortgage debt. As of September 30, 2004, we had three mortgage loans, two of which were incurred during the second quarter of 2004.

We financed a portion of the Marriott Irvine acquisition (see Note 4) with a $55.5 million fixed-rate mortgage loan effective June 25, 2004, which matures on July 1, 2011 and bears interest at an annual rate of 5.69%. On June 30, 2004, in connection with The Ritz-Carlton, Pentagon City acquisition (see Note 4), we entered into a $55.8 million fixed-rate mortgage loan, which matures on June 1, 2011 and bears interest at an annual rate of 5.8%.

We had a mortgage loan on a hotel property that was to mature in 2011 and carried an interest rate of 8.8%; however, the lender, with our acquiescence, initiated foreclosure proceedings on the property which were completed on September 7, 2004, and we relinquished the property to the bank. The carrying value of the mortgage loan and the fair value of the property both approximated $11 million. This property was included in discontinued operations as of September 30, 2004.

Our other individual mortgage matures in 2011 and carries an interest rate of 9.0%.

Derivatives. On April 2, 2004, we entered into an interest rate swap arrangement with a third party to manage our interest rate risk related to our secured facility due 2009, effectively converting the interest the facility bears from a fixed rate to a floating rate. Under the swap, we receive fixed-rate payments of 8.01% and pay floating rate payments based on a one month LIBOR plus 444 basis points on an initial $307 million notional amount. We do not use derivative instruments for speculative purposes. Due to the fact that the notional amount of the swap matches the principal amount of the underlying debt and other hedge accounting criteria were met, the swap was designated as highly effective at the inception of the swap arrangement and designated as a fair value hedge. We continue to evaluate the effectiveness of the hedge and believe that the hedge continues to be highly effective.

For a derivative qualifying as a fair value hedge, the change in net unrealized gain or loss upon measuring the fair value hedge and the fair value of the debt instrument is recorded in our consolidated statements of operations. These amounts offset each other as there was no ineffective portion and therefore had no impact on our net loss for the three and nine months ended September 30, 2004. The fair value of the swap is recorded as either an asset or liability, with a corresponding increase or decrease to the carrying value of the debt instrument being hedged on our consolidated balance sheets. The fair value of our hedge was approximately a $2.3 million liability as of September 30, 2004. This amount is recorded on our consolidated balance sheet in the other liabilities line item with a corresponding debit recorded to long-term debt. During the three and nine months ended September 30, 2004, we earned cash payments of $1.5 million and $3.2 million, respectively, under the swap, which were recorded as a reduction in interest expense. In conjunction with the interest rate swap, we have posted collateral of $8.7 million as of September 30, 2004. The required collateral amount fluctuates based on the changes in the swap rate and the amount of time left to maturity. We will receive all remaining collateral upon maturity of the swap.

During 2003, our only derivative instruments consisted of two swap agreements that did not qualify for treatment as hedges under SFAS No. 133, which expired in April 2003 and July 2003. During the three and nine months ended September 30, 2003, we recognized $0.6 million and $4.0 million, respectively, of income related to the decrease in fair value of the liability recorded for the interest rate swaps in place in those time periods. For the three and nine months ended September 30, 2003, we made cash payments on those swaps of $0.6 and $4.0 million, respectively. The change in fair value and the swap payments are netted together on our consolidated statement of operations, thus resulting in no impact on consolidated net loss.

9.	Partnership Units and Minority Interests

OP Units. Our operating partnership agreement provides for five classes of partnership interests: Common OP Units, Class B OP Units, Class C OP Units, Class D OP Units and Profits-Only OP Units, or POPs.

During the nine months ended September 30, 2004, we issued 8,138,728 Common OP units in exchange for the redemption of $49.2 million of our 8.75% notes payable to MeriStar Hospitality due 2007 (plus $0.9 million of accrued interest) (see Note 8).

Common OP Unit holders converted 133,000 and 883,000 of their OP Units, with a value of $0.6 million and $20.1 million, respectively, into common stock during the nine months ended September 30, 2004 and 2003, respectively. A POPs unit holder converted 31,250 POPs for cash during the nine months ended September 30, 2004.

On April 9, 2004, in accordance with the terms of the certificate of designation for the outstanding Class D OP Units of our operating partnership, we redeemed all outstanding Class D OP Units plus accrued and unpaid preferential distributions on those units, for an aggregate consideration of approximately $8.8 million. The Class D OP Units had become redeemable at the option of the holder on April 1, 2004.

On April 23, 2004, MeriStar Hospitality issued and sold 12.0 million shares of common stock at a price to the public of $6.25 per share pursuant to its effective shelf registration statement filed under the Securities Act of 1933. In connection with this transaction, MeriStar L.P. Inc., a wholly-owned subsidiary of MeriStar Hospitality, contributed the net proceeds to us in exchange for the same number of Common OP units. The offering closed on April 28, 2004 with net proceeds of $72.3 million.

During July 2004, our Board of Directors authorized the elimination of the plan pursuant to which POPs are issued. We expect to complete the elimination of the plan by January 2006. The POPs plan had been accounted for under APB 25, “Accounting for Stock Issued to Employees” as a fixed plan since December 11, 2001. Under fixed plan accounting, compensation expense is measured on the intrinsic value of the award on the grant date and amortized on a straight line basis over the vesting period. As a result of an accounting analysis performed in conjunction with the elimination of the POPs plan, we have determined that these awards should have been accounted for using variable plan accounting instead of fixed plan accounting. Under variable plan accounting, compensation expense is re-measured based upon the intrinsic value of the award at each balance sheet date and amortized to expense using a ratable vesting formula. Had variable plan accounting been applied from December 11, 2001, compensation expense for each of the years ended December 31, 2001, 2002 and 2003 would have been increased (reduced) by $0.5 million, $(3.7) million, and $(2.7) million, respectively. In order to correct this error, an adjustment of $4.5 million, net of forfeitures, was recorded during the third quarter of 2004 to reduce compensation expense; $4.0 million of this amount relates to 2003 and prior periods while $0.2 million and $0.3 million relate to the first and second quarters of 2004, respectively. This adjustment is included in the “General and administrative, corporate” line in our Consolidated Statements of Operations. In addition, the accrual for our liability under this plan, which is $3.6 million at September 30, 2004, has been reclassified from Redeemable OP Units to accrued liabilities. We have determined that the adjustments related to correction of this error are immaterial on both a quantitative and qualitative basis to the financial statements for all periods affected. Accordingly, the correction has been made in the current period financial statements.

10.	Loss Per Unit

The following table presents the computation of basic and diluted loss per unit (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Basic and Diluted Loss Per Unit:
Loss from continuing operations	$(23,867)	$(30,309)	$(59,854)	$(91,697)
Preferred distributions	—	(141)	(141)	(423)

Loss from continuing operations available to common unitholders	$(23,867)	$(30,450)	$(59,995)	$(92,120)

Weighted average number OP units outstanding	89,662	50,596	82,000	49,543

Basic and diluted loss per unit from continuing operations	$(0.27)	$(0.60)	$(0.73)	$(1.86)

11.	Commitments and Contingencies

Litigation. In the course of our normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against us. Based on currently available facts, we believe that the disposition of matters that are pending or asserted will not have a material adverse effect on our financial position, results of operations or liquidity.

Minimum Lease Payments. We lease the land at certain of our hotels and office space of our corporate headquarters under long-term arrangements from third parties. Certain leases contain contingent rent features based on gross revenues at the respective property. Future minimum lease payments required under these operating leases as of September 30, 2004 were as follows (in thousands):

2004 (three months)	$578
2005	2,272
2006	2,188
2007	2,212
2008	2,212
Thereafter	70,882

$80,344

Our obligations under other operating lease commitments, primarily for equipment, are not significant.

We lease certain office, retail and parking space to outside parties under non-cancelable operating leases with initial or remaining terms in excess of one year. Future minimum rental receipts under these leases as of September 30, 2004 were as follows (in thousands):

2004 (three months)	$1,262
2005	3,504
2006	2,766
2007	2,605
2008	1,856
Thereafter	3,248

$15,241

Termination Fees. We may be obligated to pay Interstate Hotels termination fees of up to a maximum of approximately $13.3 million with respect to the 33 properties we have disposed of between January 1, 2003 and November 1, 2004. As we dispose of any additional assets, we may be obligated to pay additional termination fees. Any obligations due under the termination provisions of the applicable contracts will be payable over a period of 48 months after termination. Termination fees payable to Interstate Hotels may be reduced by amounts paid under replacement management contracts.

During July 2004, we concluded negotiations with Interstate Hotels to terminate the intercompany agreement. In exchange for terminating the intercompany agreement, we received, among other things:

•	the right to terminate up to 600 rooms per year upon the payment of a termination fee equal to 1.5 times the fees earned during the preceding 12 months, with the ability to carry over up to 600 rooms for termination in the succeeding year;

•	the right to terminate the management contract of a hotel, where Interstate Hotels invests in a competing hotel, with no termination fee; and

•	an extension of the termination fee payment period for terminations related to hotel sales, from 30 months to 48 months.

Separately, we reached an agreement with Interstate Hotels regarding the calculation of termination fees payable upon a sale. Although termination fees for the properties that have been disposed of or were included in our previously announced disposition program (which includes two of the 76 properties we owned as of September 30, 2004) will be unchanged, we received a $2.5 million credit, which is applicable to fees payable with respect to future dispositions. Of the $2.5 million credit, $0.5 million has been applied to terminations that have occurred in the third quarter of 2004.

Hurricane recoveries. Recoveries expected to be received for insured claims are included in insurance claim receivable. Additional liabilities, if any, that may result from these matters are not expected to have a material adverse effect on our financial position or results from operations.

12.	Dispositions

Between January 1, 2003 and September 30, 2004, we disposed of 33 hotels with 7,218 rooms for total gross proceeds of $247.2 million in cash and $11.1 million in reduction of debt. Of these 33 hotels, 15 hotels were disposed of in 2003, 11 hotels were disposed of in the first quarter of 2004, four hotels were disposed of in the second quarter of 2004, and three hotels were disposed of in the third quarter of 2004. As of September 30, 2004, one of our hotels met our criteria for held-for-sale classification (see Note 6). Operating results for the sold hotels, and where applicable, the gain or loss on final disposition, and the one property classified as held-for-sale are included in discontinued operations.

Summary financial information included in discontinued operations for these hotels is as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Revenue	$3,164	$41,186	$30,364	$132,726
Loss on asset impairments	(736)	(16,264)	(6,342)	(243,626)
Pretax gain (loss) from operations	(735)	(1,884)	(700)	(5,015)
Loss on disposal	(2,232)	(2,772)	(13,762)	(2,772)

Loss on disposal resulted primarily from the recognition of termination fees payable to Interstate Hotels with respect to these hotels’ management contracts.

13.	Consolidating Financial Statements

Certain of our subsidiaries and MeriStar Hospitality are guarantors of our senior unsecured notes. Certain of our subsidiaries are guarantors of MeriStar Hospitality’s unsecured senior subordinated notes. All guarantees are full and unconditional, and joint and several. Exhibit 99.1 to this Quarterly Report on Form 10-Q presents our supplementary consolidating financial statements including each of the guarantor subsidiaries. This exhibit presents our consolidating balance sheets as of September 30, 2004 and December 31, 2003, consolidating statements of operations for the three and nine months ended September 30, 2004 and 2003, and consolidating statements of cash flows for the nine months ended September 30, 2004 and 2003.